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                              August 3, 2022

       Jennifer F. Scanlon
       President and Chief Executive Officer
       UL Inc.
       333 Pfingsten Road
       Northbrook, Illinois 60062

                                                        Re: UL Inc.
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted July 19,
2022
                                                            CIK No. 0001901440

       Dear Ms. Scanlon:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1 filed July 19, 2022

       Risk Factors
       An increase in interest rates would increase interest costs on our Credit Facility . . ., page 60

   1. Please expand your discussion of interest rates to specifically identify the impact of recent rate increases on your
operations and how your business has been affected. For example, describe whether your
borrowing costs have recently increased or are expected to increase and your ability to
pass along your increased costs to your customers.
 Jennifer F. Scanlon
FirstName
UL Inc. LastNameJennifer F. Scanlon
Comapany
August      NameUL Inc.
        3, 2022
August
Page 2 3, 2022 Page 2
FirstName LastName
Management's Discussion & Analysis of Financial Condition and Results of Operations, page 80

2. We note your discussion of the potential impact of rising interest rates on operations.
         Please expand your disclosures to specifically describe how increased interest rates impact your results of operations, including:

                Changes to your pricing strategy in the near-term, including how you consider customer sensitivity to price increases;
                Adjustments to your planned capital expenditures;
                The impact on liquidity resulting from your material variable-rate debt outstanding.

         Please also expand your discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your long-term debt, or accrued expense balances.
         Expand your disclosure to describe how you are funding these additional costs.
       Please contact Taylor Beech at 202-551-4515 or Jennifer L pez Molina at 202-551-3792
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Cathy A. Birkeland, Esq.